02 JUN -3 AM 11:43

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

82-4668

02034489

30 May 2002

SUPPL

Dear Sir/Madam

MRM Promotional Services Limited 2802877

I enclose completed and duly signed form 363 in connection with the above-named company together with cheque for £15 in respect of filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

dlw 6/3

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 2802877

Company Name in full MRM PROMOTIONAL SERVICES LIMITED

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title MR *Honours etc

Forename(s) MARTIN STEVENSON CROSBIE

Surname FRAME

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 28.5.02.

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Company Name

MRM PROMOTIONAL SERVICES LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2802877

Information extracted from Companies House records on

17th May 2002

Section 1: Company details

Ref: 2802877/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc** **Westgate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **9305** **Other service activities**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Paul Simon Kent WRIGHT **Address** 29 Turney Road Dulwich London SE21 7JA	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name Martin Stevenson Crosbie FRAME	Name ____
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address 23 St Jamess Gardens, Holland Park, London, W11 4RE	Address ____ ____ ____
	UK Postcode ____ ___
Date of birth 30/04/1945	Date of birth __ / __ / ____
Nationality British	Nationality ____
Occupation Chartered Accountant	Occupation ____
	Date of change __ / __ / ____
	Date Martin Stevenson Crosbie FRAME ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **1,000**	Number of shares issued
	Aggregate Nominal Value of issued shares **£1,000.00**	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **1,000**	Total number of shares issued
	Total Nominal value of shares issued **£1,000.00**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SEFRES GROUP LTD **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary — *Number* 999	Name ______ Address ______ ______ ______ UK Postcode ____ ___ **Shares held** *Class* ______ *Number* ______ ______ ______	**Shares transferred by** TAYLOR NELSON SEFRES GROUP LTD *Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____
> **Shareholder Name** TAYLOR NELSON SEFRES INTERNATIONAL LTD **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary — *Number* 1	Name ______ Address ______ ______ ______ UK Postcode ____ ___ **Shares held** *Class* ______ *Number* ______ ______ ______	**Shares transferred by** TAYLOR NELSON SEFRES INTERNATIONAL LTD *Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature PSK Wright
(Director / Secretary)

Date 30 / 05 / 2002.
This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***24/3/2002***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **24th March 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 092976

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name

Telephone number *inc code*

Address

DX number *if applicable*

DX exchange

Postcode

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

30th May 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir/Madam

Forms 288b

Company Name	Company Number	Director/Secretary
Professional Perspectives Limited	629357	John Stobart
Media Vision Research Limited	2711063	Martin Stevenson Crosbie Frame
Multi Resource Marketing Limited	2184976	Martin Stevenson Crosbie Frame
MRM Promotional Services	2802877	Martin Stevenson Crosbie Frame
MRM Distributions Limited	2182246	Martin Stevenson Crosbie Frame
Market Trends Limited	1538908	Martin Stevenson Crosbie Frame
Taylor Nelson AGB Limited	3510405	John Stobart

Please find the attached forms 288b in respect of the above named companies.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in the enclosed stamped address envelope.

Yours faithfully

Judith George

Encl. SAE & forms 288b

cc: Securities and Exchange Commission, Filing Desk - Division of Corporation Finance
Office of International Corporate Finance, 450 Fifth Street N.W. Washington DC 20549, United States of America **(BY DHL)**

Zafar Aziz, Bank of New York (London) 020 7964 6028
Robert Goad, Bank of New York (USA) 001 646 885 3043

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

Companies House
— for the record —

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 629357

Company Name in full PROFESSIONAL PERSPECTIVES LIMITED.

	Day	Month	Year
Date of termination of appointment	30	11	2001

as director [ ] as secretary [✔] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): John

Surname: Stobart

	Day	Month	Year
†Date of Birth	06	01	1954

A serving director, secretary etc must sign the form below.

Signed PSKWright **Date** 28.5.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

288b

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 2711063

Company Name in full Media Vision Research Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Martin Stevenson Crosbie

Surname Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed PSK Wright **Date** 28.5.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

288b

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3510405

Company Name in full Taylor Nelson AGB Limited

	Day	Month	Year
Date of termination of appointment	30	11	2002

as director [marked out] as secretary ✓ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): John

Surname: Stobart

	Day	Month	Year
†Date of Birth	06	01	1954

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 28.5.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc,
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 2184976

Company Name in full Multi Resource Marketing Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed PSKWuglt **Date** 28.5.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

288b

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 2802877

Company Name in full MRM Promotional Services

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 28.5.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2182246

Company Name in full MRM Distributions Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 28.5.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House — for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 1538908

Company Name in full Market Trends Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director [ ] as secretary [✔]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed PK Wright **Date** 28.5.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**